Exhibit 97.1

WOORI FINANCIAL GROUP INC. POLICY FOR THE

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

1. Purpose. The purpose of this Policy for the Recovery of Erroneously Awarded Compensation (the “Policy”) is to describe the circumstances, in accordance with the Clawback Rules, in which the Company will recover or offset incentive-based payments that have been or will be paid to Executive Officers pursuant to the compensation standards set by the Compensation Committee.

2. Definitions. For purposes of this Policy, the following capitalized terms shall have the meanings set forth below.

(a)	“Accounting Restatement” shall mean an accounting restatement:

(i) due to the material noncompliance of the Company with any financial reporting requirement under the applicable laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements; or

(ii) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

(b)	“Administrator” shall mean the Compensation Committee of the Company.

(c)

“Clawback Eligible Incentive Compensation” shall mean, with respect to each individual who served as an Executive Officer at any time during the applicable performance period for any Incentive-based Compensation (whether or not such individual is serving as an Executive Officer at the time the Erroneously Awarded Compensation is required to be repaid to the Company), all Incentive-based Compensation Received by such individual:

(i) on or after the Effective Date (as defined in Section 8 below);

(ii) after beginning service as an Executive Officer;

(iii) while the Company has a class of securities listed on the New York Stock Exchange; and

(iv) during the applicable Clawback Period.

(d)

“Clawback Period” shall mean, with respect to any Accounting Restatement, the three completed fiscal years of the Company immediately preceding the Restatement Date and any transition period (that results from a change in the Company’s fiscal year) of less than nine months within or immediately following those three completed fiscal years.

(e)

“Clawback Rules” shall mean Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any applicable rules or standards adopted by the U.S. Securities and Exchange Commission (the “SEC”) thereunder (including Rule 10D-1) or the New York Stock Exchange pursuant to Rule 10D-1 under the Exchange Act (including Section 303A.14 of the New York Stock Exchange Listed Company Manual), in each case as may be in effect from time to time.

(f)	“Company” shall mean Woori Financial Group Inc. (and as the Administrator determines is applicable, together with each of its direct and indirect subsidiaries).

(g)

“Erroneously Awarded Compensation” shall mean, with respect to each Executive Officer in connection with an Accounting Restatement, the amount of Clawback Eligible Incentive Compensation that exceeds the amount of Clawback Eligible Incentive Compensation that otherwise would have been Received had it been determined based on the restated amounts, computed without regard to any taxes paid.

(h)

“Executive Officer” shall mean any individual who is or was an executive officer as determined by the Administrator in accordance with the definition of “executive officer” as set forth in the Clawback Rules and any other senior executive, employee or other personnel of the Company who may from time to time be deemed subject to this Policy by the Administrator. For the avoidance of doubt, the Administrator shall have full discretion to determine which individuals in the Company shall be considered an “Executive Officer” for purposes of this Policy.

(i)

“Financial Reporting Measures” shall mean measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return shall for purposes of this Policy be considered Financial Reporting Measures. For the avoidance of doubt, a Financial Reporting Measure need not be presented within the Company’s financial statements or included in a filing with the SEC.

(j)	“Incentive-based Compensation” shall mean any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

(k)

“Impracticable” shall mean, in accordance with the good faith determination of the Compensation Committee, or if the Compensation Committee does not consist of independent directors, a majority of the independent directors serving on the Board, that either:

(i) the direct expenses paid to a third party to assist in enforcing this Policy against an Executive Officer would exceed the amount to be recovered, after the Company has made a reasonable attempt to recover the applicable Erroneously Awarded Compensation, documented such reasonable attempt(s) and provided such documentation to the New York Stock Exchange; or

(ii) recovery would violate The Republic of Korea’s law where that law was adopted prior to November 28, 2022, provided that, before concluding that it would be Impracticable to recover any amount of Erroneously Awarded Compensation based on violation of The Republic of Korea’s law, the Company has obtained an opinion of Korean counsel, acceptable to the New York Stock Exchange, that recovery would result in such a violation and a copy of the opinion is provided to the New York Stock Exchange.

(l)	“Method of Recovery” shall include, but is not limited to:

(i) requiring reimbursement of Erroneously Awarded Compensation;

(ii) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards;

(iii) offsetting the Erroneously Awarded Compensation from any compensation otherwise owed by the Company to the Executive Officer;

(iv) cancelling outstanding vested or unvested equity awards; and/or

(v) taking any other remedial and recovery action permitted by applicable law, as determined by the Administrator.

(m)

“Received” shall, with respect to any Incentive-based Compensation, mean deemed receipt and Incentive-based Compensation shall be deemed received in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-based Compensation award is attained, even if the payment or grant of the Incentive-based Compensation occurs after the end of that period.

(n)	“Restatement Date” shall mean the earlier to occur of:

(i) the date the Board or a committee of the Board concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement;

(ii) if Board action is not required, the date the officer or officers of the Company authorized to take such action concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement; or

(iii) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.

3. Administration. Except as specifically set forth herein, this Policy shall be administered by the Administrator. Any determinations made by the Administrator shall be final and binding on all affected individuals and need not be uniform with respect to each individual covered by this Policy. Subject to any limitation under applicable law, the Administrator may authorize and empower any officer or employee of the Company to take any and all actions necessary or appropriate to carry out the purpose and intent of this Policy (other than with respect to any recovery under this Policy involving such officer or employee).

4.	Repayment of Erroneously Awarded Compensation.

(a)

In the event the Company is required to prepare an Accounting Restatement, the Administrator shall reasonably promptly (in accordance with the applicable Clawback Rules) determine the amount of any Erroneously Awarded Compensation for each Executive Officer in connection with such Accounting Restatement and shall reasonably promptly thereafter provide each Executive Officer with written notice containing the amount of Erroneously Awarded Compensation and a demand for repayment or return, as applicable.

(b)

For Clawback Eligible Incentive Compensation based on stock price or total shareholder return where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the applicable Accounting Restatement, the amount shall be determined by the Administrator based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Clawback Eligible Incentive Compensation was Received (in which case, the Company shall maintain documentation of such determination of that reasonable estimate and provide such documentation to the New York Stock Exchange).

(c)	The Administrator is authorized to engage, on behalf of the Company, any third-party advisors it deems advisable in order to perform any calculations contemplated by this Policy.

(d)

Recovery under this Policy with respect to an Executive Officer shall not require the finding of any misconduct by such Executive Officer or such Executive Officer being found responsible for the accounting error leading to an Accounting Restatement.

(e)

In the event that any repayment of Erroneously Awarded Compensation is owed to the Company, the Administrator shall recover reasonably promptly the Erroneously Awarded Compensation through any Method of Recovery it deems reasonable and appropriate in its discretion based on all applicable facts and circumstances and taking into account the time value of money and the cost to shareholders of delaying recovery. For the avoidance of doubt, except to the extent permitted pursuant to the Clawback Rules, in no event may the Company accept an amount that is less than the amount of Erroneously Awarded Compensation in satisfaction of an Executive Officer’s obligations hereunder.

(f)

Notwithstanding anything herein to the contrary, the Company shall not be required to take the actions contemplated in this Section 4 if recovery would be Impracticable. In implementing the actions contemplated in this Section 4, the Administrator will act in accordance with the listing standards and requirements of the New York Stock Exchange and with the applicable Clawback Rules.

5.  Reporting and Disclosure. The Company shall file all disclosures with respect to this Policy in accordance with the requirements of U.S. federal securities laws, including any disclosure required by applicable SEC rules.

6. Indemnification	Prohibition.

(a)	The Company shall not be permitted to indemnify any Executive Officer against the loss of any Erroneously Awarded Compensation that is repaid, returned or recovered pursuant to the terms of this

Policy and/or pursuant to the Clawback Rules, including any payment or reimbursement for the cost of third-party insurance purchased by any Executive Officer to cover any such loss under this Policy and/or pursuant to the Clawback Rules.

(b)

The Company shall not enter into any agreement that exempts any Incentive-based Compensation from the application of this Policy or that waives the Company’s right to recovery of any Erroneously Awarded Compensation and this Policy shall supersede any such agreement (whether entered into before, on or after the Effective Date). Any such purported indemnification (whether oral or in writing) shall be null and void.

7	Interpretation.

(a)

The Administrator is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of the Clawback Rules. The terms of this Policy shall also be construed and enforced in such a manner as to comply with applicable law, including the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, and any other law or regulation that the Administrator determines is applicable.

(b)

In the event any provision of this Policy is determined to be unenforceable or invalid under applicable law, such provision shall be applied to the maximum extent permitted by applicable law and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required by applicable law.

8.	Effective Date. This Policy shall be effective as of October 2, 2023 (the “Effective Date”).

9.	Amendment; Termination.

(a)

The Administrator may modify or amend this Policy, in whole or in part, from time to time in its discretion and shall amend any or all of the provisions of this Policy as it deems necessary, including as and when it determines that it is legally required by the Clawback Rules, or any federal securities law, SEC rule or New York Stock Exchange rule.

(b)	The Administrator may terminate this Policy at any time.

(c)

Notwithstanding anything in this Section 9 to the contrary, no amendment or termination of this Policy shall be effective if such amendment or termination would (after taking into account any actions taken by the Company contemporaneously with such amendment or termination) cause the Company to violate the Clawback Rules, or any federal securities law, SEC rule or New York Stock Exchange rule. Furthermore, unless otherwise determined by the Administrator or as otherwise amended, this Policy shall automatically be deemed amended in a manner necessary to comply with any change in the Clawback Rules.

10.	Other Recoupment Rights; No Additional Payments.

(a)

The Administrator intends that this Policy will be applied to the fullest extent permitted by applicable law. The Administrator may require that any employment agreement, equity award agreement, or any other agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require an Executive Officer to agree to abide by the terms of this Policy.

(b)

Executive Officers shall be deemed to have accepted continuing employment on terms that include compliance with this Policy, to the extent of its otherwise applicable provisions, and to be contractually bound by its enforcement provisions. Executive Officers who cease employment or service with the Company shall continue to be bound by the terms of this Policy with respect to Clawback Eligible Incentive Compensation.

(c)

Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company under applicable law, regulation or rule or pursuant to the terms of any similar policy in any employment agreement, cash-based bonus plan, equity award agreement or similar agreement and any other legal remedies available to the Company.

(d)

To the extent that an Executive Officer has already reimbursed the Company for any Erroneously Awarded Compensation Received under any duplicative recovery obligations established by the Company or applicable law, it shall be appropriate for any such reimbursed amount to be credited to the amount of Erroneously Awarded Compensation that is subject to recovery under this Policy, as determined by the Administrator in its sole discretion.

(e)

Nothing in this Policy precludes the Company from implementing any additional clawback or recoupment policies with respect to Executive Officers or any other service provider of the Company. Application of this Policy does not preclude the Company from taking any other action to enforce any Executive Officer’s obligations to the Company, including termination of employment or institution of civil or criminal proceedings or any other remedies that may be available to the Company with respect to any Executive Officer.